Lorne H .Albaum

BARRISTER AND SOLICITOR

305 DAVENPORT ROAD
TORONTO, CANADA
M5R 1K5

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

November 18, 2005

Office of International Corporate F
Securities and Exchange Commiss
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549



05012884

Dear Sirs:

Re: **Ungava Minerals Corp. (the "Corporation")**
        Your File Number 82-4436

We enclose on behalf of the Corporation the following documents:

1. Interim Financial Statements for the nine – month period ended August 31, 2005
2. CEO Certification of Interim Filings
3. CFO Certification of Interim Filings
4. Management's Discussion and Analysis for nine-month period ended August 31, 2005

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

Lorne H. Albaum
Barrister and Solicitor

/jr

PROCESSED

NOV 3 0 2005

THOMSON
FINANCIAL

Enclosures

UNGAVA MINERALS CORP.

Responsibility for financial statements

The accompanying consolidated interim financial statements for Ungava Minerals Corp. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2004 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, Management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Ungava Minerals Corp. has not performed a review of these interim unaudited consolidated financial statements for the nine months ended August 31, 2005 and 2004.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2005
(With comparative figures for nine months ended August 31, 2004)

Unaudited - Prepared by Management

	Three month period ended Aug. 31, 2005	Year to date ended Aug. 31, 2005	Three month period ended Aug. 31, 2004	Year to date ended Aug. 31, 2004
Expenses:				
Professional fees *(Note 7)*	(3,437)	$ (118,090)	37,140	$ 174,740
Operating, administrative and general *(Note 4)*	4,714	35,984	25,742	81,623
	1,277	(82,106)	62,882	256,363
Net income (loss) for the period	$ (1,277)	$ 82,106	$ (62,882)	$ (256,363)
Loss per share basic and diluted	$ -	$ -	$ -	$ (0.01)

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2005
(With comparative figures for nine months ended August 31, 2004)

Unaudited - Prepared by Management

	2005	2004
Deficit, beginning of period	$ (5,929,597)	$ (5,563,976)
Net income (loss) for the period	82,106	(256,363)
Deficit, end of period	$ (5,847,491)	$ (5,820,339)

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2005

Unaudited - Prepared by Management

1. Description of business and status of operations:

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2005 the Company has a working capital deficiency of $2,196,567 (Nov.30, 2004 - $2,278,672). The Company has been able to discharge its liabilities by securing cash advances from a former director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

The interim unaudited consolidated financial statements as at August 31, 2005 follow, with the exception noted below, the same accounting policies and methods of their application as the most recently completed annual financial statements dated November 30, 2004. These interim financial statements should be read in conjunction with the year-end statements.

Effective December 31, 2004 the Company adopted the new provisions of the CICA S3870 as it relates to the disclosure of employee, officers and directors stock-based compensation expense. This section now requires companies to record these stock-based awards using the fair value method. In prior periods the Company had chosen to disclose only pro-forma information related to these awards as this was an acceptable alternative at that time. This change in accounting policy has been applied retroactively with no effect to opening retained earnings as the current stock options outstanding were granted prior to this section coming into effect. Prior period figures have also not been restated.

3. Mineral resource property:

	August 31, 2005	Nov. 30, 2004
Interest in mineral rights to approximately 170 sq.km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 61,819	$ 61,413

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution to further exploration and development costs incurred on the property, other than those of putting the property into commercial production pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000.

UNGAVA MINERALS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Period Ended August 31, 2005

General
This Management Discussion and Analysis is dated October 28, 2005 and reflects the interim period ended August 31, 2005 and should be read in conjunction with the Unaudited Financial Statements for the interim period ended August 31, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance
For the interim period ended August 31, 2005, the Company's cash position increased from $583 at November 30, 2004 to $8,779 at August 31, 2005. The Company will require additional capital in order to fund its general working capital and for operations.

The Company carried out no capital raising activities during the interim period ended August 31, 2005. Working capital for the company has been provided by loans from a previous director.

Selected Annual Information

	2004 ($)	2003 ($)	2002 ($)
Total revenues	--	--	--
Net loss	365,621	757,519	862,785
Loss per share	0.02	0.04	0.05
Total assets	76,694	171,150	90,572
Working capital	(2,278,672)	(1,912,645)	(1,176,984)
Shareholders equity	3,712,744	3,712,744	3,702,744
Capital stock	18,296,610	18,296,610	18,204,190
Retained earnings (deficit)	(5,929,597)	(5,563,976)	(4,806,457)

Results of Operations
The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the interim period ended August 31, 2005, the Company had net income of $82,106 compared to a loss of $256,363 for the period ended August 31, 2004. This was largely as a result of a reversal in professional fees due. The Company generated no revenue.

Summary of Quarterly Results
The following sets out a summary of selected quarterly results of the Company for the periods May 31, 2003 to August 31, 2005 prior to the date of this report. The information

FORM 52 – 109F2

<u>Certification of Interim Filings</u>

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of October, 2005.

"Lorne Albaum"
_____

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

FORM 52 – 109F2

Certification of Interim Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended August 31, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of October, 2005.

"Lorne Albaum"

_____

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.